
March 22, 2021

James Graham
Executive Vice President, Chief Legal Officer & Secretary
CLEVELAND-CLIFFS INC.
200 Public Square
Suite 3300
Cleveland, Ohio 44114-2315

> **Re: CLEVELAND-CLIFFS INC.**
> **Registration Statement on Form S-4**
> **Filed March 15, 2021**
> **File No. 333-254251**

Dear Mr. Graham :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Solecki